UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-31983

GARMIN LTD.
 (Exact name of registrant as specified in its charter)

P.O. Box 10670
Grand Cayman KY1-1006
Suite #3206B
45 Market Street
Gardenia Court
Cayman Bay, Cayman Islands

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Preferred Shares (1)
(Title of each class of securities covered by this Form)

Common Shares, $.005 par value per share
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None
____________________________________
(1)           The rights to purchase 1/1000 of a Series A Preferred Share (the "Rights") pursuant to the Rights Agreement dated October 25, 2001, as amended on November 7, 2005 and April 9, 2010, between the Registrant and Computershare Trust Company, N.A., as successor rights agent to UMB Bank, n.a., were redeemed by the Board of Directors on April 9, 2010.  The Registrant filed a Registration Statement on Form 8-A with the Securities and Exchange Commission to register the Rights on June 10, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, Garmin Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GARMIN LTD.

Date: May 4, 2010	By:	/s/ Andrew R Etkind
Andrew R. Etkind
Vice President, General Counsel, and Secretary